SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
DIVISION OF MARKET REGULATION

SEC 10028543 MISSION

BB 3/10

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linear Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 1000
(No. and Street)

Santa Ana (City) California (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Vanderhoof (800) 810-3390 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Steven Vanderhoof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linear Financial Services, Inc., as of ~~Jan 25~~ ~~December 31~~ 12-31, 2007 ~~09~~ ~~10~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Steven Vanderhoof
Signature

President
Title

Notary Public

JUDY JACOBS
Commission # 1856264
Notary Public - California
Orange County
My Comm. Expires Jun 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax. (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Linear Financial Services, Inc.
Santa Ana, California

I have audited the accompanying statement of financial condition of Linear Financial Services, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linear Financial Services, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2010

LINEAR FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	47,759
Deposit clearing house		5,188
Deferred tax benefit		83,193
Total assets		136,140

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	21,547
Total liabilities		21,547

STOCKHOLDER'S EQUITY:

Common stock (1,000 shares authorized, 500 shares issued)		
Additional paid in capital		325,000
Retained deficit		(210,407)
Total stockholder's equity		114,593
Total liabilities and stockholder's equity	$	136,140

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2009

REVENUES:	
Mutual fund income	$ 4,018
Total income	4,018
EXPENSES:	
Dues and subscription	20,366
Professional fees	84,398
Other operating expenses	9,739
Total expenses	114,503
LOSS BEFORE INCOME TAXES	(110,485)
INCOME TAX PROVISION (Note 2)	
Income tax benefit	31,454
NET LOSS	$ (79,031)

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2009

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance January 1, 2009	$0	$325,000	($131,376)	$193,624
Net loss			(79,031)	(79,031)
Ending balance December 31, 2009	$0	$325,000	($210,407)	$114,593

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($79,031)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Deferred tax benefit	(32,254)
Prepaid expenses	19,313
Increase (decrease) in:	
Accounts payable	(9,920)
Total adjustments	(22,861)
Net cash used in operating activities	(101,892)
Decrease in cash	(101,892)
Cash-beginning of period	149,651
Cash-end of period	$47,759
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Linear Financial Services, Inc. (the "Company") was formed in Delaware and is approved as a securities broker dealer by The Securities and Exchange Commission and The Financial Industry Regulatory Authority.

The firm engages in sales of mutual funds on an application basis only.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

Lease:

The Company rents its facilities on a month-to-month basis from an unrelated entity in the amount of $400.00 a month.

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$21,616
State	9,838
Total	$31,454

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2009 the company had a net capital of $26,211 which is $21,211 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($21,547) to net capital was 0.82:1, which is less than the 15:1 ratio of a broker dealer.

Note 4: GOING CONCERN

The Company is not earning enough revenue to support its direct expenses. The viability of the Company is a function of being able to increase revenues or stockholder's future capital contributions.

Note 5: COMMITMENTS AND CONTINGENCIES

On November 13, 2009, the enforcement department of the Financial Industry Regulatory Authority, notified the firm under a "Wells Call" calling for a submission from the firm to determine whether a preliminary determination of regulatory sanctions are appropriate. These actions stem from an affiliate's web site where the firm was named as a source of referrals. The affiliate's activities have since been curtailed. The amount of sanctions and the probability of such sanctions being levied have not yet been determined by the firm and its counsel.

LINEAR FINANCIAL SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change
Stockholder's equity, December 31, 2009	$ 82,338	$ 114,593	$ 32,255
Subtract - Non allowable assets:			
Deposit clearing house	5,187	5,188	(1)
Deferred tax benefit	50,939	83,193	(32,254)
Tentative net capital	26,212	26,212	-
Haircuts	0	0	-
NET CAPITAL	26,212	26,212	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 21,212	$ 21,212	-
Aggregate indebtedness	21,547	21,547	-
Ratio of aggregate indebtedness to net capital	0.82%	0.82%	

The differences between the audit and focus file for
December 31, 2009 was due to the accrual of income tax benefit

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2009

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax. (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Linear Financial Services, Inc.
Santa Ana, California

In planning and performing my audit of the financial statements of Linear Financial Services, Inc. for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Linear Financial Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Linear Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2010